(610) 478-2099
                                           email: wjr@stevenslee.com



                        September 7, 1999

VIA EDGAR AND FACSIMILE

Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

Re:  Yuasa, Inc.
     Registration Statement on Form S-1
     File No. 333-48881

Dear Mr. Duvall:

     Reference is made to the above registration statement filed on March 30, 1998. As counsel to Yuasa, Inc., we request permission to withdraw the registration Statement. We appreciate your time and attention regarding this matter.

     If you have any questions or comments regarding this matter, please call me at (610) 478-2099.

                              Very truly yours,

                              STEVENS & LEE

                              /s/ William J. Reynolds

                              William J. Reynolds

WJR/laz

cc:  Mr. P. Michael Ehlerman
     Mr. John Craig
     Joseph M. Harenza, Esquire